                                                           PAGE 1 OF 16 PAGES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        FOR THE PLAN YEAR ENDED       DECEMBER 31, 1995
                                -----------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        FOR THE TRANSITION PERIOD FROM                  TO                 .
                                      ------------------  -----------------

COMMISSION FILE NUMBER          0-11527             .
                      ------------------------------

A.   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

B.   MPSI SYSTEMS INC.

     8282 SOUTH MEMORIAL DRIVE

     TULSA, OKLAHOMA  74133

                                      INDEX


                                                                       Page No.
                                                                       --------
(a) Financial Statements:

    (1) Independent Auditors' Report.....................................   3

    (2) Statements of Financial Condition, December 31, 1995 and 1994 ...   4

    (3) Statements of Income and Changes in Plan Equity for
        the years ended December 31, 1995, 1994 and 1993 ................   6

    (4) Notes to Financial Statements ...................................   9

(b) Signatures...........................................................  15

(c) Exhibits

    23.1 Auditors' Consent...............................................  16


                          INDEPENDENT AUDITORS' REPORT

Administrative Committee
MPSI Systems Inc. Matching Investment Plan

We have audited the accompanying statements of financial condition of the MPSI Systems Inc. Matching Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1995 and 1994, and the changes in its Plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for the purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ERNST & YOUNG LLP

Tulsa, Oklahoma
May 17, 1996

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1995


                                                          Global     MPSI               Corporate    MLRP
                                             Phoenix    Allocation   Stock     Capital    Bond       Trust     Loan
                                              Fund        Fund       Fund       Fund      Fund       Fund      Fund      Total
- --------------------------------------------------------------------------------------------------------------------------------
Investments at market value:
   Merrill Lynch Phoenix Fund Inc.
     (39,077 units valued at $12.62
     per unit, Cost - $495,388)           $ 493,154         --         --         --        --         --       --       493,154
   Merrill Lynch Global Allocation
     Fund Inc. (72,258 units
     valued at $13.73 per unit,
     Cost - $955,122)                          --        992,116       --         --        --         --       --       992,116
  123,157 shares of $.05 par value
     Common Stock of MPSI Systems
     Inc. valued at $5.00 per share
     (Cost - $1,118,059) (Note 2)              --           --      615,785       --        --         --       --       615,785
   Merrill Lynch Corporate Bond
     Fund Inc. (7,287 units at $11.84
     per unit Cost $81,290)                    --           --         --         --      86,285       --       --        86,285
   Merrill Lynch Capital Fund Inc.
     (11,940 units valued at $30.04
     per unit, Cost - $334,820)                --           --         --      358,694      --         --       --       358,694
   Merrill Lynch Retirement Preservation
     Trust fund (Contract value -
     $268,433)                                 --           --         --         --        --      268,433     --       268,433
Loans to participants                          --           --         --         --        --         --     25,214      25,214
- --------------------------------------------------------------------------------------------------------------------------------
     Total investments                      493,154      992,116    615,785    358,694    86,285    268,433   25,214   2,839,681

Receivables:
   Employer contribution                       --           --      133,000       --        --         --       --       133,000
   Employee contributions                     8,747       11,808        395      5,857     1,366      2,425    1,575      32,173
   Accrued interest and dividends             4,910        5,464       --        3,846      --         --       --        14,220
- --------------------------------------------------------------------------------------------------------------------------------
     Total receivables                       13,657       17,272    133,395      9,703     1,366      2,425    1,575     179,393

Cash and cash equivalents                    (3,736)       9,385     (2,988)      (727)      301     (8,330)  12,885       6,790

Distributions payable to participants       (15,535)      (6,162)    (9,563)    (2,824)   (4,153)   (10,506)    --       (48,743)
- --------------------------------------------------------------------------------------------------------------------------------
     Plan equity at
         December 31, 1995                $ 487,540    1,012,611    736,629    364,846    83,799    252,022   39,674   2,977,121
================================================================================================================================

See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1994


                                                        Global       MPSI                Corporate    MLRP
                                          Phoenix     Allocation    Stock    Capital        Bond     Trust     Loan
                                           Fund          Fund        Fund      Fund         Fund      Fund     Fund      Total
- --------------------------------------------------------------------------------------------------------------------------------

Investments at market value:
   Merrill Lynch Phoenix Fund Inc.
     (37,151 units valued at $10.95
     per unit, Cost - $474,728)          $ 406,795          --         --         --        --         --       --       406,795
   Merrill Lynch Global Allocation
     Fund Inc. (64,846 units
     valued at $12.12 per unit,
     Cost - $855,947)                         --         785,938       --         --        --         --       --       785,938
   109,228 shares of $.05 par value
     Common Stock of MPSI Systems
     Inc. valued at $2.50 per share
     (Cost - $1,099,508) (Note 2)             --            --      273,070       --        --         --       --       273,070
   Merrill Lynch Corporate Bond
     Fund Inc. (7,255 units at $10.60
     per unit Cost $80,629)                   --            --         --         --      76,890       --       --        76,890
   Merrill Lynch Capital Fund Inc.
     (10,444 units valued at $25.34
     per unit, Cost - $288,965)               --            --         --      264,654      --         --       --       264,654
   Merrill Lynch Retirement Preservation
     Trust fund (Contract value -
     $199,081)                                --            --         --         --        --      199,081     --       199,081
Loans to participants                         --            --         --         --        --         --     26,360      26,360
- --------------------------------------------------------------------------------------------------------------------------------
     Total investments                     406,795       785,938    273,070    264,654    76,890    199,081   26,360   2,032,788

Receivables:
   Employer contribution                      --            --      120,406       --        --         --       --       120,406
   Employee contributions                    8,831        12,121      1,067      3,187     1,009      1,923      950      29,088
   Accrued interest and dividends            1,627         1,523       --          955       220       --       --         4,325
- --------------------------------------------------------------------------------------------------------------------------------
     Total receivables                      10,458        13,644    121,473      4,142     1,229      1,923      950     153,819

Cash and cash equivalents                    1,808         4,988     (2,606)     2,287       481    154,714      610     162,282

Distributions payable to participants      (49,208)      (58,501)    (5,095)   (23,579)  (14,406)   (23,154)    --      (173,943)
- --------------------------------------------------------------------------------------------------------------------------------
     Plan equity at
         December 31, 1994               $ 369,853       746,069    386,842    247,504    64,194    332,564   27,920   2,174,946
================================================================================================================================

See accompanying notes to financial statements.

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                          MPSI                   Global                Corporate   MLHP
                                         Stock      Phoenix     Allocation   Capital     Bond     Trust    Loan
                                          Fund       Fund        Fund         Fund       Fund     Fund     Fund      Total
- ----------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends                          $    --       27,346       76,427     36,919     4,472     15,504    2,354     163,022

Contributions:
   Employers                            136,792       --           --         --        --         --       --       136,792
   Employees                              9,981    110,595      135,652     54,394    14,397     26,696     --       351,715
Distributions:
   Cash                                 (10,147)   (69,321)     (37,525)   (20,831)   (5,755)  (122,742)    --      (266,321)
   In kind                                 --       (6,149)      (5,761)      --        --         --       --       (11,910)
   MPSI Systems Inc. $.05
     Common Stock                       (96,860)      --           --         --        --         --       --       (96,860)

Other income (expense):
   Realized loss on
     asset dispositions                 (12,953)    (8,063)      (5,812)    (1,190)     (736)      --       --       (28,754)
   Unrealized appreciation              324,177     65,699      107,001     48,185     8,723       --       --       553,785
   Other income                            --         --           --          706      --         --       --           706

Interfund transfers in (out)             (1,203)    (2,420)      (3,440)      (841)   (1,496)      --      9,400        --
- ---------------------------------------------------------------------------------------------------------------------------
   Change in Plan equity during 1995    349,787    117,687      266,542    117,342    19,605    (80,542)  11,754     802,175

Plan equity at December 31, 1994        386,842    369,853      746,069    247,504    64,194    332,564   27,920   2,174,946
- ---------------------------------------------------------------------------------------------------------------------------
Plan equity at December 31, 1995      $ 736,629    487,540    1,012,611    364,846    83,799    252,022   39,674   2,977,121
============================================================================================================================


See accompanying notes to financial statements.

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                      Short       Long      Inter-
                                                       Term       Term      mediate    MPSI
                                        Equity        Income     Income     Income     Stock
                                         Fund          Fund       Fund      Fund       Fund
- ---------------------------------------------------------------------------------------------
Investment income:
   Dividends                          $   1,530         --          470       --         --
   Interest                                  44          998      2,744      1,072       --

Contributions:
   Employers                               --           --         --         --      120,608
   Employees                               --           --         --         --       13,648

Distributions:
   Cash                                    --           --         --         --       (6,092)
   In kind                                 --           --         --         --         --
   MPSI Systems Inc. $.05
     Common Stock                          --           --         --         --      (26,519)

Other income (expense):
   Realized gain (loss) on
     asset dispositions                  (3,426)        --       (4,871)     2,515    (21,543)
   Unrealized appreciation
     (depreciation)                        --           --         --         --     (308,426)
   Other income                             (70)          59         (5)       (18)     5,039

Interfund transfers in (out)               --           --         --                    (267)
- ---------------------------------------------------------------------------------------------
   Change in Plan equity during 1994     (1,922)       1,057     (1,662)     3,569   (223,552)

   Trustee transfer                    (701,903)     201,461   (287,000)  (561,120)      --

Plan equity at December 31, 1993        703,825      200,404    288,662    557,551    610,394
- ---------------------------------------------------------------------------------------------
Plan equity at December 31, 1994      $    --           --         --         --      386,842
=============================================================================================

                                                    Global           Corporate      MLHP
                                       Phoenix  Allocation  Capital      Bond       Trust    Loan
                                         Fund        Fund     Fund       Fund       Fund     Fund       Total
- ---------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends                            45,145     39,282     21,906       --         --       --       108,333
   Interest                              3,741      7,032      2,335      3,632     13,086      320      35,004

Contributions:
   Employers                              --         --         --         --         --       --       120,608
   Employees                           113,577    155,889     40,990     13,012     24,764     --       361,880

Distributions:
   Cash                                (57,636)   (71,717)   (26,983)   (15,312)   (58,697)    --      (236,437)
   In kind                             (29,059)   (17,981)      (367)    (8,707)      --       --       (56,114)
   MPSI Systems Inc.$.05
     Common Stock                         --         --         --         --         --       --       (26,519)

Other income (expense):
   Realized gain (loss) on
     asset dispositions                   (126)      (898)      (144)       (39)      --       --       (28,532)
   Unrealized appreciation
     (depreciation)                    (67,933)   (70,008)   (24,311)    (3,729)      --       --      (474,407)
   Other income                           --        3,977       --         --        1,312     --        10,294

Interfund transfers in (out)            (5,201)   (19,278)    (1,672)       (42)    (1,140)  27,600     --
- ---------------------------------------------------------------------------------------------------------------
   Change in Plan equity during 1994     2,508     26,298     11,754    (11,185)   (20,675)  27,920    (185,890)

   Trustee transfer                    367,345    719,771    235,750     75,379    353,239     --         --

Plan equity at December 31, 1993          --         --         --         --         --       --     2,360,836
- ---------------------------------------------------------------------------------------------------------------
Plan equity at December 31, 1994       369,853    746,069    247,504     64,194    332,564   27,920   2,174,946
===============================================================================================================



See accompanying notes to financial statements.

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                 Short-Term    MPSI    Long-Term    Intermediate
                                                       Equity   Fixed Income   Stock  Fixed Income  Fixed Income
                                                        Fund        Fund       Fund      Fund           Fund        Total
- -------------------------------------------------------------------------------------------------------------------------
Investment income:
      Dividends                                      $  81,105       --         --       18,532         --         99,637
      Interest                                           1,123      7,239        177     25,936       30,402       64,877

Contributions:
      Employers                                           --         --      102,351       --           --        102,351
      Employees                                        135,647     43,027     15,265     54,371       33,379      281,689
      Employee-directed reinvestments                   11,931    (34,532)       667     26,447       (4,513)        --

Distributions:
      Cash                                             (91,891)    (7,515)      (498)   (45,365)     (73,896)    (219,165)
      MPSI Systems Inc. $.05 Common Stock                 --         --     (159,307)      --           --       (159,307)

Other income (expense):
      Realized gain (loss) on asset dispositions        14,405       --       (2,754)     2,865         --         14,516
      Unrealized appreciation (depreciation)           (24,463)      --      633,961    (18,948)        --        590,550
- -------------------------------------------------------------------------------------------------------------------------
      Change in Plan equity during 1993                127,857      8,219    589,862     63,838      (14,628)     775,148

Plan equity at December 31, 1992                       575,968    192,185     20,532    224,824      572,179    1,585,688
- -------------------------------------------------------------------------------------------------------------------------
      Plan equity at December 31, 1993               $ 703,825    200,404    610,394    288,662      557,551    2,360,836
=========================================================================================================================



See accompanying notes to financial statements.

                               MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CHANGES IN THE PLAN

     In 1993, the Plan was amended (the "Third Amendment") to provide for quarterly contribution percentage elections and for quarterly investment elections. This amendment was effective January 1, 1993. The revisions had no impact on previously issued financial statements.

     In October 1993, the Company notified the Plan Trustee, Bank of Oklahoma, N.A., (former Trustee) that its services as Plan Trustee would be terminated effective December 31, 1993. Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") was appointed as the new Trustee effective January 1, 1994. In connection with that transition, a new Plan document was executed, substantially in the form which governed the Plan during the three-year period ended December 31, 1993, except that new investment options were identified to replace those available at December 31, 1993. In connection with the new Plan document, an option was added allowing employees to borrow against the assets of their respective account in amounts not to exceed 50% of the employee's vested account balance in the Plan. Interest is charged at the published prime rate plus 1-1/2% on the date of the loan request, and the resulting income is credited solely to the borrower's Plan account. The term of the loan is determined by the Administrative Committee and generally shall not exceed five years. Neither the loan, interest or repayment affect assets of other Plan participants.

     On May 11, 1994, at the request of the Internal Revenue Service, a Fourth Amendment to the old Plan document (as it was stated before January 1, 1994) was adopted to clarify that the allocation of the matching contribution applies only to participants in the active employ of the Employer on the last day of the Plan Year or on an Authorized Leave of Absence on the last day of the Plan Year. The new Plan document, effective January 1, 1994, already complied with such changes.

     CHANGE IN SPONSORING ENTITIES

     Effective September 1, 1994, MPSI Systems Inc. sold substantially all of the assets of Retail Systems, Inc. ("RSI") to Dakota Worldwide Corporation. As a result, substantially all of the RSI participants were terminated from the Plan effective on the date of the sale to Dakota.

     INVESTMENTS

     All investments were held by Merrill Lynch, as Trustee, from March 4, 1994 through December 31, 1995. From January 1, 1994 through March 3, 1994, Plan assets were held in trust by Bank of Oklahoma, N.A., pending transfer to the new trustee. Gains and losses resulting from the sale of investments were determined by the difference between average cost of the investments sold and the proceeds received. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities (if any) were added to the cost of the securities purchased or deducted from the proceeds of the sale.

     The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in equity and bond funds were stated at aggregate unit values as published in a widely accepted financial journal at December 31, 1995 and as set forth in the periodic valuation of each fund for 1995. Investments in money market funds were stated at par value.

INVESTMENT FUNDS

Six investment funds as set forth below were maintained by Merrill Lynch under the terms of a trust agreement beginning January 1, 1994.

     Phoenix Fund:

     The primary objective of the fund is long term capital growth through a diversified portfolio of equity and fixed income securities, including municipal securities, of issuers in weak financial condition or experiencing poor operating results, that the management of the fund believes to be undervalued relative to fund management's assessment of the current or prospective condition of the issuer.

     Global Allocation Fund:

     The fund in a non-diversified mutual fund seeking high total investment return, consistent with prudent risk, through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

     MPSI Systems Inc. Common Stock Fund:

     This fund invests solely in the common stock of the registrant, MPSI Systems Inc. Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the company.

     Capital Fund:

     The fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt, and convertible securities. This permits management of the fund to vary investment policy based on its evaluation of changes in economic and market trends.

     Corporate Bond Fund:

     The fund is a professionally managed, diversified, open end investment company consisting of three separate portfolios. The primary objective of each Portfolio is to provide shareholders with as high a level of current return as is consistent with the investment policies of such Portfolio and with prudent investment management.

     Merrill Lynch Retirement Preservation Trust

     The fund is maintained by Merrill Lynch Trust Company, which receives nondiscretionary advice from Merrill Lynch Asset Management. The fund is a collective trust fund that invests primarily in Guaranteed Investment Contracts and U.S. government and U.S. government agency securities, as well as high quality money market instruments. The fund seeks to provide safety of principal, fiduciary comfort and administrative ease.

Prior to January 1, 1994, employees had the following investment fund options:

     Equity Fund   The primary objective of this investment fund was long-term capital growth. Investments consisted of common stock of corporations which may be purchased individually or by acquisition of units in a fund or funds which invest in corporate common stocks.

     Short-Term Fixed Income Fund This fund generally purchased certificates of deposit, high-grade commercial paper, Treasury Bills and other similar short-term investments with maximum maturities of 90 days.

     MPSI Systems Inc. Common Stock Fund This fund invested solely in the common stock of the registrant, MPSI Systems Inc. Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the Company.

     Long-Term Fixed Income Fund The primary objective of this fund was to purchase bonds and notes issued by the U.S. Government, agencies of the U.S. Government, mortgage pass-through certificates and high-grade corporate debt with a quality rating of "A" or better.

     Intermediate Fixed Income Fund The primary investment objective of this fund was to purchase investment contracts from insurance companies rated "A" or "A+", or pooled funds of similar contracts. The average maturities will be 2 to 3 years.

The following tables show the employee participation in the various investment options:

- -----------------------------------------------------------------------------
                                       Number of Participants at December 31,
                                       --------------------------------------
                                                    1995                 1994
- -----------------------------------------------------------------------------
Phoenix Fund                                         104                  118
Global Allocation Fund                               126                  145
MPSI Systems Inc. Common Stock Fund                  159                  165
Capital Fund                                          81                   86
Corporate Bond Fund                                   35                   37
Merrill Lynch Retirement Preservation Trust           49                   48

Total Participants                                   175                  192
- -----------------------------------------------------------------------------

INCOME TAXES

The Internal Revenue Service has determined by notice dated April 24, 1986 that the Plan as amended and restated effective January 1, 1985 was in compliance with the Retirement Equity Act of 1984 and the Tax Reform Act of 1984 and was qualified under Section 401 of the Internal Revenue Code. The Plan, as amended in compliance with the Tax Reform Act of 1986 and as amended and restated effective January 1, 1990 is intended to comply with Section 401(a) of the Internal Revenue Code. The Company was notified on June 8, 1995 that the Plan (adopted on May 11, 1994) was deemed to be a qualified plan under the applicable code section. The Company is not aware of anything that would adversely impact the qualified status of the Plan. Under a qualified plan, amounts contributed by the Company including salary deferrals (see Note 3) will not be taxed to the employee until the employee receives a distribution from the Plan and further, any appreciation in value of Common Stock distributed to an employee upon termination of employment will not be taxed to the employee until disposal of such shares.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  CHANGES IN INVESTMENTS

     Realized gains (losses) based on the average cost of investments are summarized by investment category below:

- ------------------------------------------------------------------
                                   Aggregate  Aggregate  Net Gains
                                      Cost     Proceeds   (Losses)
- ------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995:

   Combination Equity/Debt Funds    $314,894   $299,829   $(15,065)
   MPSI Systems Inc. Common Stock    149,317    136,364    (12,953)
   Corporate Bond Funds              180,002    179,266       (736)

YEAR ENDED DECEMBER 31, 1994:

After Trustee Transfer:
   Combination Equity/Debt Funds    $ 29,591   $ 28,423   $ (1,168)
   MPSI Systems Inc. Common Stock     34,320     12,795    (21,543)
   Corporate Bond Funds              187,767    187,728        (39)

Prior to Trustee Transfer:
   Equity Fund                       901,615    898,189     (3,426)
   Corporate Bond Funds              777,305    774,951     (2,356)

YEAR ENDED DECEMBER 31, 1993:

   Equity Fund                      $121,195   $135,600   $ 14,405
   MPSI Systems Inc. Common Stock      2,836         82     (2,754)
   Corporate Bond Funds              109,334    112,199      2,865



     The following schedule summarizes the unrealized depreciation:

- -----------------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                                          -------------------------------------
                                                              1995        1994          1993
- -----------------------------------------------------------------------------------------------
     Balance at January 1                                 $(992,430)   $(514,270)   $(1,104,820)
     Unrealized gain recognized on asset conversion                       (3,753)           -
     Appreciation (depreciation) during the fiscal year     553,785     (474,407)       590,550
- -----------------------------------------------------------------------------------------------
     Balance at December 31                               $(438,645)   $(992,430)   $  (514,270)
===============================================================================================


     Effective November 18, 1993, the Company's $.05 par value Common Stock underwent a one-for-ten reverse stock split. All share amounts and per share prices herein have been adjusted to give effect to the reverse split. The market value per share of MPSI Systems Inc. Common Stock was $5.00, $2.50 and $6.50 at December 31, 1995, 1994, and 1993,
     respectively.

     At May 17, 1996, the estimated market value of 123,157 shares of MPSI Systems Inc. Common Stock was approximately $431,050.

(3)  PARTICIPANTS AND CONTRIBUTIONS

     All employees of MPSI Systems Inc. and certain subsidiaries
     (collectively the "Company") meeting eligibility requirements set forth in the Plan participate in the Plan as of January 1 and July 1 of the Plan year next following their completion of a six-month period of service. Participants may contribute as salary deferrals up to 16% of their annual earnings. Voluntary contributions in excess of 9% of a participant's salary may also be made subject to certain limitations. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce Company contributions, although if the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

MPSI Systems Inc. and its wholly owned subsidiary, Retail Systems, Inc. (the "Employer") made contributions under the Plan during the three years ended December 31, 1995 based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral, contributions up to 6% of that participant's earnings for the Plan year. As previously mentioned in the note regarding "Change in Sponsoring Entities," the subsidiary, Retail Systems, Inc., was sold in a 1994 asset transaction and all the employees were terminated under rules governing the Plan. The total number of RSI employees terminated was 19 out of total Plan participants of 192. The Employers' Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Employers (the ratio of the operating income for the Employers' fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), is as follows:

                                                Matching
                    Operating Income Ratio     Percentage
                    ----------------------     ----------
                    Under 1.01                     50%
                    1.01, but less than 1.50       60%
                    1.50, but less than 1.75       70%
                    1.75, but less than 2.00       80%
                    2.00, but less than 2.25       90%
                    2.25 or over                  100%

The Company's matching percentage was 50 percent for Plan years 1995 through 1993 resulting in contributions of $136,792, $120,608, and $102,351, respectively, as calculated below:

- ------------------------------------------------------------------------------
                                                       Year Ended December 31,
                                           -----------------------------------
                                              1995         1994         1993
- ------------------------------------------------------------------------------
Net employee contributions
 (including nonelective contributions)     $ 351,715    $ 361,880    $ 281,689
Refund of excessive salary deferrals               -            -       21,292
Nonqualifying contributions                  (78,131)    (113,388)     (98,279)
- ------------------------------------------------------------------------------
Qualifying employee contributions            273,584      248,492      204,702
Applicable matching percentage                 x 50%        x 50%        x 50%
- ------------------------------------------------------------------------------
                                             136,792      124,246      102,351
Less forfeitures                                   -         (3,638)         -
- ------------------------------------------------------------------------------
Required company contribution              $ 136,792    $ 120,608    $ 102,351
==============================================================================

Contributions by sponsoring companies and contributions by participants of each sponsoring company are summarized below:

- ---------------------------------------------------------------------------------
                                                          Year Ended December 31,
                                                     ----------------------------
                                                       1995      1994      1993
- ---------------------------------------------------------------------------------
Contributions by sponsoring companies:
  MPSI Systems Inc.                                  $136,792  $120,608  $ 75,100
  Retail Systems, Inc.                                                     27,251

Contributions by employees of sponsoring companies:
  MPSI Systems Inc.                                  $351,715  $314,122  $222,077
  Retail Systems, Inc.                                           47,758    59,612
- ---------------------------------------------------------------------------------

        During 1995, participants having account balances of $375,091 withdrew from the Plan, all of which was distributed to participants. Distributions from participant accounts are made in cash, in kind, or Common Stock of the Company.

(4)     EXPENSES

        All costs and expenses incurred in administering the Plan, including the expenses of the Administrative Committee, the fees and expenses of the Trustee, the fees of its counsel, and other administrative expenses, are borne by the Company and amounted to approximately $11,567, $24,603, and $24,139 for 1995, 1994, and 1993,
        respectively.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                     ------------------------------------------
                                                   Name of Plan



Date     June 27, 1996               By        \s\ William H. Webb, Jr.
     -------------------                 ---------------------------------------
                                             William H. Webb, Jr., Chairman
                                                Administrative Committee

                                  EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
- -----------              -----------
  23.1                   Auditors' Consent